# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Lionsgate Studios Corp., CIK 0002052959
CUSIP: 53626N102
Title of class of securities: Common Shares
Address of issuer's principal executive offices: 250 HOWE STREET, 20TH FLOOR, VANCOUVER, British Columbia Canada (A1), V6C 3R8
Date of event which requires filing of this statement: 05/06/2025
Filed by CIK 0001905374
Persons authorized to receive notices and communications: William Barratt, Liberty 77 Capital L.P., 2099 Pennsylvania Ave NW, Washington, District Of Columbia (DC), 20006, 202-984-7070

## Reporting persons
- Liberty 77 Capital L.P. (CIK 0001905374): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 27,056,800; shared voting power 0; sole dispositive power 27,056,800; shared dispositive power 0; aggregate amount beneficially owned 27,056,800 (9.5% of the class)
- Liberty 77 Fund L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 5,863,626; shared voting power 0; sole dispositive power 5,863,626; shared dispositive power 0; aggregate amount beneficially owned 5,863,626 (2.1% of the class)
- Liberty 77 Fund International L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 21,193,174; shared voting power 0; sole dispositive power 21,193,174; shared dispositive power 0; aggregate amount beneficially owned 21,193,174 (7.4% of the class)
- Liberty 77 Capital Partners L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 27,056,800; shared voting power 0; sole dispositive power 27,056,800; shared dispositive power 0; aggregate amount beneficially owned 27,056,800 (9.5% of the class)
- Liberty Capital L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 27,056,800; shared voting power 0; sole dispositive power 27,056,800; shared dispositive power 0; aggregate amount beneficially owned 27,056,800 (9.5% of the class)
- STM Partners LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 27,056,800; shared voting power 0; sole dispositive power 27,056,800; shared dispositive power 0; aggregate amount beneficially owned 27,056,800 (9.5% of the class)
- Steven T. Mnuchin: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 27,056,800; shared voting power 0; sole dispositive power 27,056,800; shared dispositive power 0; aggregate amount beneficially owned 27,056,800 (9.5% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Shares
Name of issuer: Lionsgate Studios Corp.
Address of issuer's principal executive offices: 250 HOWE STREET, 20TH FLOOR, VANCOUVER, British Columbia Canada (A1), V6C 3R8
Comment: This Schedule 13D (this "Schedule 13D") relates to the Common Shares, no par value per share (the "Common Shares"), of Lionsgate Studios Corp., a corporation existing under the laws of British Columbia (the "Issuer"), with its principal executive offices located at 250 Howe Street, 20th Floor, Vancouver, British Columbia, V6C 3R8, Canada and 2700 Colorado Avenue, Santa Monica, California 90404, United States.

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is being filed by each of:

(i) Liberty 77 Capital L.P. (the "Liberty Manager"), a Delaware limited partnership and investment manager of the Liberty Funds;

(ii) Liberty 77 Fund L.P., a Cayman Islands exempted limited partnership;

(iii) Liberty 77 Fund International L.P., a Cayman Islands exempted limited partnership (together with Liberty 77 Fund L.P., the "Liberty Funds");

(iv) Liberty 77 Capital Partners L.P. (the "Liberty Manager GP"), a Delaware limited partnership and the general partner of the Liberty Manager;

(v) Liberty Capital L.L.C., a Delaware limited liability company and the general partner of the Liberty Manager GP;

(vi) STM Partners LLC, a Delaware limited liability company which indirectly controls the Liberty Manager and the general partner of the Liberty Funds;

(vii) Steven T. Mnuchin ("Secretary Mnuchin"), an individual and citizen of the United States and president of STM Partners LLC,

each person or entity listed in clauses (i) - (vii), a "Reporting Person" and, collectively, the "Reporting Persons."
Residence or business address: The address of the principal place of business and principal office of the Reporting Persons is c/o Liberty 77 Capital L.P., 2099 Pennsylvania Avenue NW, Washington, D.C. 20006.
Present principal occupation or employment: See Item 2(a).
Criminal convictions in the last five years: None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: See Item 2(a).

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Liberty Funds received the Common Shares in connection with the plan of arrangement that resulted in the separation of the motion picture and television studio operations (the "LG Studios Business") of Lions Gate Entertainment Corp. ("LGEC") from LGEC's other businesses, including the STARZ-branded premium subscription platforms (the "Starz Business"). The Reporting Persons were previously direct or indirect beneficial owners of LGEC common shares.

## Item 4. Purpose of Transaction
Purpose of transaction: The Reporting Persons have acquired the securities reported in this Schedule 13D for investment purposes and intend to review such investment in the Issuer on a continuing basis. As such, the Reporting Persons may, depending on the Issuer's performance and other market conditions, increase or decrease their investment position. The Reporting Persons may, from time to time, make additional acquisitions of Common Shares or other securities of the Issuer either in the open market or in privately negotiated transactions, including transactions directly with the Issuer, depending upon their evaluation of the Issuer's business, prospects, financial condition and results of operations, the market for the Common Shares or other securities, other opportunities available to the Reporting Persons, general economic conditions, stock market conditions and other factors. Depending upon the factors noted above, the Reporting Persons may also decide to hold or dispose of all or part of their investments in the Common Shares or other securities of the Issuer and/or enter into derivative transactions with institutional counterparties with respect to the Issuer's securities, including the Common Shares. Any actions the Reporting Persons might undertake may be made at any time, and from time to time, without prior notice, and will be dependent upon their review of numerous factors, including but not limited to, an ongoing evaluation of the Issuer's business, financial condition, operations and prospects; price levels of the Issuer's securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments. Consistent with the Reporting Persons' investment purposes, they may engage in communications with, without limitation, one or more stockholders of the Issuer, management of the Issuer and/or one or more members of the Issuer's board of directors and may make suggestions or proposals concerning the Issuer's operations, prospects, business and financial strategies, strategic transactions, assets and liabilities, business and financing alternatives, the composition of the board of directors and such other matters as the Reporting Persons may deem relevant to their investment in the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: References to percentage ownership of the Common Shares in this Schedule 13D are based on 285,496,005 Common Shares expected to be outstanding immediately following the separation transactions described in Item 3 above, as disclosed by the Issuer in its Form S-1 filed on March 24, 2025. The Reporting Persons may be deemed to constitute a "person" or "group" within the meaning of Section 13(d)(3) of the Exchange Act. Each Reporting Person disclaims beneficial ownership of the securities reported herein except to the extent of its or his pecuniary interest therein, and the filing of this Schedule 13D shall not be construed as an admission of such beneficial ownership or that the Reporting Persons constitute a person or group. (a) By virtue of the fact that (i) the Common Shares reported herein are directly beneficially owned by the respective Liberty Funds, (ii) the Liberty Manager is the investment manager of the Liberty Funds, (iii) the Liberty Manager GP is the general partner of the Liberty Manager, (iv) Liberty Capital L.L.C. is the general partner of the Liberty Manager GP, (v) STM Partners LLC indirectly controls the Liberty Manager and the general partner of the Liberty Funds, and (vi) Secretary Mnuchin is the president of STM Partners LLC, the Reporting Persons may be deemed to have the power to vote and direct the disposition of the Common Shares owned of record by Liberty 77 Fund L.P. and Liberty 77 Fund International L.P. As a result, as of the date hereof, each of the Reporting Persons may be deemed to beneficially own the Common Shares indicated on row (11) on such Reporting Person's cover page included herein, or the approximate percentage of the aggregate amount of Common Shares indicated on row (13) on such Reporting Person's cover page included herein.
Number of shares as to which each person has sole or shared power to vote or dispose: Each of the Reporting Persons has the sole power to vote or direct the vote and the sole power to dispose or to direct the disposition of the Common Shares indicated on such Reporting Person's cover page included herein.
Transactions in the class effected during the past sixty days: See Item 3.
Other persons with the right to receive dividends or sale proceeds: Liberty 77 Capital GenPar L.P. is the general partner of each of the Liberty Funds, and as such, has the right to receive, and the right to direct the receipt of, dividends from or the proceeds from the sale of the securities that are reported in this Schedule 13D. Liberty 77 Capital UGP L.L.C. is the general partner of Liberty 77 Capital GenPar L.P. and STM Partners LLC is the managing member of Liberty 77 Capital UGP L.L.C.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The Reporting Persons entered into a Joint Filing Agreement and Power of Attorney (the "Joint Filing Agreement"), pursuant to which they have agreed to file this Schedule 13D jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended. A copy of the Joint Filing Agreement and Power of Attorney is attached hereto as Exhibit 1.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 1: Joint Filing Agreement and Power of Attorney.

## Signatures
- Liberty 77 Capital L.P.: /s/ Jesse M. Burwell, Jesse M. Burwell, Chief Financial Officer (05/12/2025)
- Liberty 77 Fund L.P.: /s/ Jesse M. Burwell, Jesse M. Burwell, Authorized Person (05/12/2025)
- Liberty 77 Fund International L.P.: /s/ Jesse M. Burwell, Jesse M. Burwell, Authorized Person (05/12/2025)
- Liberty 77 Capital Partners L.P.: /s/ Jesse M. Burwell, Jesse M. Burwell, Chief Financial Officer (05/12/2025)
- Liberty Capital L.L.C.: /s/ Jesse M. Burwell, Jesse M. Burwell, Chief Financial Officer (05/12/2025)
- STM Partners LLC: /s/ Steven T. Mnuchin, Steven T. Mnuchin, President (05/12/2025)
- Steven T. Mnuchin: /s/ Steven T. Mnuchin, Steven T. Mnuchin (05/12/2025)